FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2012

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Press Release dated April 19, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	April 19, 2012	By:	/s/ Ms. Shanthi Venkatesan
			Name :	Ms. Shanthi Venkatesan
			Title :	Deputy General Manager

Item 1

ICICI Bank Ltd. ICICI Bank Towers Bandra-Kurla Complex Bandra (E) Mumbai-400051.

News Release	April 19, 2012
For Immediate Publication

Change in Base Rate and deposit rates

Systemic liquidity has improved significantly since the last week of March 2012. The liquidity deficit is expected to reduce further going forward. Due to the improved systemic liquidity situation, the bulk deposit rates have moderated from the levels prevailing in March.  Reserve Bank of India (RBI) in its Monetary Policy Statement 2012-13 has reduced the repo rate by 0.50%. Further, RBI has enhanced the borrowing limit for banks under the Marginal Standing Facility to 2.0% of net demand & time liabilities (NDTL) in order to provide additional liquidity cushion to the banking system.

In view of the above developments, ICICI Bank has announced a reduction of 0.25% in the ICICI Bank Base Rate (“I-Base”) with effect from April 23, 2012. The revised rate will be 9.75% p.a. as against 10.00% p.a. at present.

ICICI Bank has also announced a reduction of 0.25% in its benchmark prime-lending rate and in its Floating Reference Rate (FRR) for consumer loans (including home loans) with effect from April 23, 2012. The above benchmark rates are used for determining interest rates on loans and advances sanctioned upto June 30, 2010. The fixed rate customers will not be impacted by the above reduction and their contracted rates will remain unchanged.

Ms. Chanda Kochhar, Managing Director & CEO said "With the easing of systemic liquidity, we have already seen some correction in wholesale deposit rates. We expect the cost of funds to gradually come down and this reduction in the lending rates is a proactive move by us to pass on the benefit to our valued customers".

ICICI Bank also announced a decrease in interest rates for various tenors of retail fixed deposits by 0.25% with effect from April 23, 2012.

Customers can call the ICICI Bank 24 hour customer care help line or log on to the website (www.icicibank.com) for more details.

About ICICI Bank:

About ICICI Bank: ICICI Bank Limited (NYSE:IBN) is India's largest private sector bank and the second largest bank in the country, with consolidated total assets of over USD 110 billion at December 31, 2011. ICICI Bank’s subsidiaries include India’s leading private sector insurance companies and among its largest securities brokerage firms, mutual funds and private equity firms. ICICI Bank’s global presence currently spans across 19 countries, including India.

Except for the historical information contained herein, statements in this document which contain words or phrases such as 'will', 'would', etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested

ICICI Bank Ltd. ICICI Bank Towers Bandra-Kurla Complex Bandra (E) Mumbai-400051.

by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to obtain statutory and regulatory approvals and to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof. All reference to interest rates, penalties and other terms and conditions for any products and services described herein are correct as of the date of the release of this document and are subject to change without notice. The information in this document reflects prevailing conditions and our views as of this date, all of which is expressed without any responsibility on our part and is subject to change. In preparing this document, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information available from public sources. ICICI Bank and the "I man" logo are the trademarks and property of ICICI Bank. Any reference to the time of delivery or other service levels is only indicative and should not be construed to refer to any commitment by us. The information contained in this document is directed to and for the use of the addressee only and is for the purpose of general circulation only.

For Press Queries:
Charudatta Deshpande
Head, Corporate Communications
ICICI Bank Limited
Bandra Kurla Complex, Mumbai – 400051
E-mail: charudatta.deshpande@icicibank.com